Saul Centers, Inc.

Earnings to Fixed Charges
(in thousands, except ratios)

	Nine Months Ended		Years Ended December 31,
	9/30/2014		2013		2012		2011		2010		2009
Ratio of Earnings to Fixed Charges
Total revenue	$155,828		$197,897		$190,092		$173,878		$163,108		$160,539
Operating expenses	116,213		162,628		154,996		142,442		120,300		115,177
Operating income	39,615		35,269		35,096		31,436		42,808		45,362
Non-Operating Items:
Loss on early extinguishment of debt	—		(497)		—		—		(5,405)		(2,210)
Change in fair value of derivatives	(6)		(7)		36		(1,332)		—		—
Gain on casualty settlements	—		77		219		245		2,475		329
Income from continuing operations	39,609		34,842		35,351		30,349		39,878		43,481

Fixed Charges
Interest and amortization of deferred debt expense	34,537		46,589		49,544		45,324		34,799		34,689
Capitalized Interest	430		170		42		1,896		7,196		5,989
Total fixed charges	34,967		46,759		49,586		47,220		41,995		40,678

Less: Capitalized Interest	(430)		(170)		(42)		(1,896)		(7,196)		(5,989)
Earnings	$74,146		$81,431		$84,895		$75,673		$74,677		$78,170
Fixed charges and preferred dividends:
Total fixed charges	$34,967		$46,759		$49,586		$47,220		$41,995		$40,678
Preferred stock dividends	9,619		13,983		15,140		15,140		15,140		15,140
Total fixed charges and preferred dividends	$44,586		$60,742		$64,726		$62,360		$57,135		$55,818

Ratio of earnings to fixed charges	2.12	X	1.74	X	1.71	X	1.60	X	1.78	X	1.92	X
Ratio of earnings to combined fixed charges and preferred dividends	1.66	X	1.34	X	1.31	X	1.21	X	1.31	X	1.40	X